December 11, 2014

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Mail Stop 4720

Attn:                    Tim Buchmiller

Geoff Kruczek

Li Xiao

Gary Todd

Re:                             Avinger, Inc.
Draft Registration Statement (DRS) on Form S-1
File No. 377-00833
Submitted on November 6, 2014

DRS/A submitted on December 11, 2014

Ladies and Gentlemen:

On behalf of Avinger, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 3, 2014 relating to the Company’s Draft Registration Statement on Form S-1 (File No. 377-00833) submitted to the Commission on November 6, 2014 (the “Registration Statement”).

The Company is concurrently submitting via EDGAR an Amended Draft Registration Statement (the “DRS/A”), marked in accordance with Rule 310 of Regulation S-T.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response.  Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the DRS/A.  Except as otherwise specifically indicated, page references herein correspond to the page of the DRS/A.  References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Registration Statement on Form S-1

Graphics

1.              Regarding the proposed artwork that counsel provided to us, please remove references to the Pantheris trial or revise your graphics to contain prominent disclosure that enrollment in that trial is not complete and that is intended to support a submission for FDA approval in the second half of 2015.

RESPONSE TO COMMENT 1:

The Company has revised the graphics in the DRS/A to contain footnote disclosure that enrollment in the trial is not complete and that the trial is intended to support a submission for FDA approval in the second half of 2015.

Prospectus Summary, page 1

2.              Please reconcile your disclosure here and throughout your prospectus that you are selling your current products, and intend to sell Pantheris upon approval, into select European markets with the disclosure in your risk factor on page 24 that you do not currently intend to devote significant resources to market your products internationally and that you intend to focus your resources and efforts on the United States market.  Likewise, explain why the market data referencing the global prevalence of PAD is relevant to your investors.  Please also revise similar disclosure in your prospectus as appropriate, including on page 69.

RESPONSE TO COMMENT 2:

The Company has revised the relevant risk factor on page 25 to state that while the Company plans to expand into select European markets, it intends to focus on the U.S. market in the near-term and will only expand to Europe when market conditions and financial resources permit such expansion.  The market data referencing global prevalence of PAD is relevant to the Company’s investors as it represents the addressable global market that the Company is able to target when it executes its plan to expand outside the U.S.

Market Overview, page 2

3.              Please clarify if the market data from Sage Group in the second sentence is an estimate of the number of people or if this is the number of diagnosed patients with PAD.

RESPONSE TO COMMENT 3:

The Company advises the Staff that such market data is an estimate of the global prevalence of PAD, not the number of diagnosed patients with PAD.  The Company has revised this disclosure to clarify that all figures are estimates of total prevalence and not just the number of diagnosed cases.

4.              We note from your disclosures on pages 73 and 74 of your prospectus that 500,000 PAD angioplasty procedures, 370,000 PAD stent procedures and 80,000 PAD atherectomy procedures in the pelvis and legs were performed in the United States in 2013.  From those numbers, it appears that there is a current preference for balloon and stent procedures over atherectomy procedures.  If you intend an atherectomy procedure using Pantheris to replace balloon and stent procedures, please clarify in an appropriate location in your prospectus what management believes it will take to convince the medical community to use Pantheris to perform an atherectomy procedure versus using balloon or stent procedures.  Include risk factor disclosure as appropriate.

RESPONSE TO COMMENT 4:

The Company advises the Staff that (a) the figures referenced are not all distinct procedures as some patients may undergo multiple procedures, such as an atherectomy combined with a stent, and (b) the Company has revised the disclosure on pages 15 and 76 to further describe the potential difficulty in convincing physicians of the relative benefits of its atherectomy procedures as compared to PAD angioplasty procedures and PAD stent procedures.

5.              Please disclose in an appropriate location in your prospectus if Pantheris would be used in conjunction with your existing products or if it would replace the use of your existing products.  Include risk factor disclosure if appropriate.

RESPONSE TO COMMENT 5:

The Company has revised the disclosure on pages 74, 81 and 83 to clarify that Pantheris does not replace any of the Company’s existing products and can be used in conjunction with the Ocelot family of catheters and other products.

Company, page 6

6.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE TO COMMENT 6:

We are supplementally providing to the Staff copies of the presentation to potential investors used in reliance on Section 5(d) of the Securities Act.

Use of Proceeds, page 44

7.              If true, please revise your disclosure to indicate that the convertible promissory notes could be redeemed at 125% of outstanding principal and accrued and unpaid interest if redeemed prior to maturity.  Please also revise to clarify the amounts you currently intend to devote to each stated use, such as the amounts for payment of interest and principal on your credit facility.

RESPONSE TO COMMENT 7:

The Company has revised its disclosure on page 45 to (a) state that if the Company does elect to redeem the convertible promissory notes prior to maturity, it would make a payment of 125% of the outstanding principal and accrued and unpaid interest thereunder, and (b) clarify the amounts it currently intends to devote to each stated use.

Dilution, page 48

8.              Please disclose how the numbers and percentages in the table on page 49 would change assuming the exercise or conversion of the securities referenced in the first three bullet points below that table.

RESPONSE TO COMMENT 8:

The Company has added a new table on page 50 to specify how such figures would change assuming the exercise or conversion of all such referenced securities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 53

9.              We see that you effected a reduction in force during the third and fourth quarters of 2013.  Please help us understand the materiality of the reduction in force and tell us your consideration of providing the disclosures specified in FASB ASC 420-10-50 and SAB Topic 5P.

RESPONSE TO COMMENT 9:

During the third quarter of 2013, as part of our corporate strategy to transition our focus from non-imaging products to lumivascular platform products, we reduced our workforce by 16 employees in  July 2013.  As a result of this headcount reduction, we incurred incremental personnel-related expenses of $192,000, representing 1% of our net loss for the nine months ended September 30, 2013.

During the fourth quarter of 2013, we undertook an additional reduction of our workforce as we continued to align our capital resources with our corporate strategy and reduced our workforce by an additional 31 employees. As a result of this headcount reduction in the fourth quarter 2013, we incurred incremental personnel-related expenses of $429,000, representing 1% of our net loss for the year ended December 31, 2013.

Other than aggregate severance and related costs associated with the termination of the employees of $621,000, or less than 2% of our net loss for the year ended December 31, 2013, we did not incur any other costs or expenses related to our 2013 reductions in force.  As of December 31, 2013, any activities related to the reduction in force had been fully executed and there were no remaining payments to be made.

As there were no ongoing activities related to either reduction in force and based on the insignificance of the charge to the nine months ended September 30, 2013 and in the aggregate to the year ended December 31, 2013, we concluded the impact on our financial statements was not material.  Therefore, the disclosures specified in FASB ASC 420-10-50 and SAB Topic 5P were not provided.

Contractual Obligations, page 60

10.       It appears that there may have been significant changes in your contractual obligations since the date of the information in this table.  We note for example your disclosure on page 115 regarding the conversion of almost $7.8 million of notes in September 2014.  Please tell us what consideration you have given to highlighting any changes that may impact the values noted in the table.

RESPONSE TO COMMENT 10:

The Company has added language below the contractual obligations table on page 62 to highlight the significant changes in the contractual obligations between December 31, 2013 and September 30, 2014.

Convertible Promissory Notes, page 60

11.       From your disclosure it appears that the holders of the notes may elect to convert their notes upon the closing of your offering.  If known, please disclose if the note holders have indicated any intent to hold or convert their notes at the closing of your offering.

RESPONSE TO COMMENT 11:

The Company advises the Staff that none of the noteholders have indicated an intent to convert their notes at the closing of the offering.  The Company did give each of the noteholders an opportunity to convert their notes in the Series E Financing, which would have included 50% warrant coverage, and the remaining noteholders declined that opportunity to convert, and we believe are unlikely to elect to convert at the closing of the offering since there is no warrant coverage.  The Company will notify each of the noteholders of the impending offering and should the Company receive an indication from any of the noteholders that they will elect to convert their notes in connection with the offering, we will promptly update our disclosure.

Critical Accounting Policies and Estimates

Common Stock Valuation, page 64

12.       Please tell us the estimated IPO price range.  To the extent there is a significant difference between the estimated grant-date fair value of your common stock during the past twelve months and the estimated IPO price, please discuss for us each significant factor contributing to the difference.

RESPONSE TO COMMENT 12:

The Company acknowledges the Staff’s comment and respectfully submits that at this time it is unable to provide an estimated IPO price range.  As soon as the Company is able to provide such an estimate, it will submit an amendment to the Registration Statement setting forth such estimate.

Business, page 69

Improved efficacy through reduced risk or restenosis, page 74

13.       Please clarify whether the Mountain Sinai Hospital study utilized your products.  If not, please clarify that your products may not achieve similar results.

RESPONSE TO COMMENT 13:

The Company has revised its disclosure on page 76 to clarify that the Mount Sinai Hospital study did not utilize the Company’s products and the Company’s products may not achieve similar results.

Expanded patient population, page 75

14.       Please disclose the basis for your disclosure that your platform increases CTO crossing success rates.

RESPONSE TO COMMENT 14:

The Company has revised the disclosure on page 77 to clarify the language regarding Ocelot’s CTO success rates in cases where a traditional guidewire approach has been unsuccessful.

Lumivascular platform designed for ease of adoption, page 75

15.       Please disclose here and page 3 the “certain characteristics and features” noted on page 14 that may prevent widespread market adoption of your lumivascular platform.

RESPONSE TO COMMENT 15:

The Company has added a reference to those “certain characteristics and features” to the risk factor on page 15 and on pages 3, 77 and 78 in response to this comment.

Competition, page 83

16.       With a view toward disclosure, please tell us which of your competitors have “previously attempted to combine intravascular imaging with atherectomy.”  Also tell us why, if known to you and as implied by your disclosure, those competitors no longer offer such products.

RESPONSE TO COMMENT 16:

The Company respectfully directs the Staff’s attention to a press release dated May 4, 2011 from Volcano Corporation, delivered supplementally herewith, in which Volcano Corporation announces a collaboration with Covidien to combine intravascular imaging with atherectomy.  The Company has revised the disclosure to remove any implication that such companies have ceased such collaboration as the Company cannot confirm the status of such collaboration.

Intellectual property, page 84

17.       Please disclose the expiration dates of your patents.  Refer to Regulation S-K Item 101(c)(iv).

RESPONSE TO COMMENT 17:

The Company has added language detailing such expiration dates. Please see page 86.

Management, page 95

18.       We note from your disclosure on page F-38 that Dr. Simpson is the president and managing officer of JBS Consulting and from your disclosure on page F-39 that Mr. Simpson is the chief executive officer of Recreation.  If Dr. Simpson and Mr. Simpson still hold those positions please make the appropriate disclosures in your Management section.  Include any appropriate disclosure and risk factors about potential conflicts of interests and the diversion of attention that may experience due to their roles at other businesses.

RESPONSE TO COMMENT 18:

With respect to JBS Consulting, this entity no longer operates and therefore does not present a conflict or distraction for Dr. Simpson.  With respect to Recreation, the Company has added a reference to Mr. Simpson’s position at Recreation on pages 99 and 118.  Additionally, the Company has revised the risk factor on page 24 to describe the risks posed by Mr. Simpson’s involvement with Recreation.

Director Compensation, page 103

19.       Please disclose the number of shares underlying the options granted in 2014 and the number described in the first sentence of the second paragraph of this section.

RESPONSE TO COMMENT 19:

The Company acknowledges the Staff’s comment and advises the Staff that the Company has not granted any options in 2014.  The Company has revised its disclosure to reference a number of shares underlying options which will be granted to each of the Company’s non-employee directors who has been a member of the Company’s board of directors for at least one year prior to the completion of the offering.  The Company does not yet know the precise number of shares underlying such options but will include the applicable disclosure when such number is determined.

Certain Relationships and Related Party Transactions, page 115

20.       We note your references to $120,000 in this section.  In light of your disclosure that you qualify as a “smaller reporting company,” please revise your disclosure as appropriate to comply with Regulation S-K Item 404(d)(1).

RESPONSE TO COMMENT 20:

The Company has amended this disclosure, consistent with Regulation S-K Item 404(d)(1), to (a) clarify that smaller reporting companies must provide information for transactions in which the amounts involved exceed the lesser of $120,000 or one percent of the average of the smaller reporting company’s total assets at year end for the last two completed fiscal years, and (b) clarify that $120,000 is less than one percent of the average of the Company’s  total assets at year end for the last two completed fiscal years, which was approximately $276,660.

21.       Please revise to clarify the duration of each of the agreements referenced on page 115.

RESPONSE TO COMMENT 21:

The Company has revised its disclosure to include the duration of each such agreement.

22.       Please also clarify how Black Diamond Ventures is affiliated with you, as indicated by the table on page 116, given that such entity does not appear in the table on page 120 or in the biographies of your officers and directors.  In this regard, please note that the information you disclose pursuant to Regulation S-K Item 403 should be as of the most recent practicable date, not merely the date as of which you disclosed financial information, such as June 30, 2014.  Please revise.

RESPONSE TO COMMENT 22:

The Company has revised the disclosure on page 117 to remove the reference to Black Diamond Ventures.  The Company originally included a reference to Black Diamond Ventures because that entity is owned and managed by Chris Lucas, a cousin of Donald A. Lucas, one of the Company’s directors.  However, pursuant to Regulation S-K Item 404(a), this relationship does not result in Black Diamond Ventures being a related person.

2013 Bridge Loan, page 116

23.       Please reconcile the aggregate principal amount disclosed here with the amount disclosed on page II-2.

RESPONSE TO COMMENT 23:

The Company has revised the disclosure on page II-2 to be consistent with the disclosure on page 119.

Financial Statements

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page F-12 and F-13

24.       We note that for your Lightbox lease agreements, you allocate revenue to the lease as the contingent disposable products are delivered.  Please help us better understand the arrangements by responding to the following:

•                                          Please describe the key terms of the lease agreements and pricing mechanism for the disposable sales, including minimum lease periods for Lightbox or minimum purchase quantity for disposable products, if any.

•                                          Describe your consideration why the lease agreements for Lightbox qualify as leases under FASB ASC 840-10-15-6 (a)-(c), as we also note that collectability of the minimum lease payments is not reasonably predictable given the contingent future catheter sales.

•                                          Describe how you determine the best estimate of selling price for your leases and whether such allocation results in any deferred revenue.

RESPONSE TO COMMENT 24:

The Company acknowledges the Staff’s comment. With respect to the first bullet point, our lease agreements provide our customers with the right to use our Lightbox(s) in consideration for future catheter product purchases.  On occasion, lease agreements will contain minimum catheter purchase commitments, however the majority of agreements do not contain such minimums.  Avinger retains ownership of the Lightbox(s) over the duration of the agreement, which is generally one year, with renewal periods.  We reserve the right to cancel a lease agreement at our discretion, with 30 day written notice.  Catheters sold to customers under our lease agreements are priced at a premium versus catheters sold to customers who have purchased Lightbox(s).  This premium reflects the benefits derived by the customer from use of our Lightbox(s).

With respect to the second bullet point, we believe our lease agreements are within the scope of ASC 840-10-15-6 (a)-(c) as these agreements convey the right to control the use of the Lightbox(s). Our customers have the right to operate the Lightbox(s) and control the output of the Lightbox(s) over the lease term.

With respect to the third bullet point, we determined the best estimate of selling price for our leases by considering the average lease term, the average number of catheters that would be purchased over the term, and the average premium for each catheter. These factors were considered in relation to our average selling pricing of Lightbox(s) sold. We do not defer revenue as we recognize the revenue from our Lightbox(s) lease agreements as our catheters are shipped, risk of loss has passed to the customer and collectability is reasonably assured.

Exhibits

25.       Please file as exhibits to your filing the employment letters described under “Executive Officer Employment Letters” and the change in control severance agreements described on page 106.  Please also file as exhibits the lock-up agreements mentioned on page 135 and the Note and Warrant Purchase Agreement referenced on page F-25.

RESPONSE TO COMMENT 25:

The Company advises the Staff that the DRS/A includes the employment letters, the change in control severance agreements, the form of lock-up agreement (attached to the underwriting agreement) and the note and warrant purchase agreement as exhibits.

* * * *

Please direct your questions or comments regarding this letter or the DRS/A to the undersigned at (650) 565-3564.  Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Philip H. Oettinger
Philip H. Oettinger

cc:                                John B. Simpson

400 Chesapeake Dr.

Redwood City, CA 94063

Timothy R. Curry

Ruben A. Garcia

Jones Day

1755 Embarcadero Road

Palo Alto, CA 94303